Mail Stop 4561

      November 18, 2005

Mr. Jean Dagenais
Chief Financial Officer
NB Capital Corporation
65 East 55th Street, 31st Floor
New York, NY  10022

      Re:	NB Capital Corporation
		Form 10-K/A for the year ended December 31, 2004
		Filed November 17, 2005
		Form 10-Q/A for the quarterly period ended March 31,
2005
		Filed November 17, 2005
		File No. 1-14103

Dear Mr. Dagenais:

      We have reviewed your response letter dated October 17, 2005 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments in future filings. Please confirm to us in writing that the requested revisions will be made in future filings, or if you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the year ended December 31, 2004

Auditors` Report, page 15(c) - 2

1. In future filings, please have the auditor of the National Bank of
Canada conduct their audit in accordance with auditing standards generally accepted in the United States of America and make reference to these standards in their audit report.

Form 10-Q for the quarterly periods ended March 31, June 30, and September 30, 2005

Item 1(b) - National Bank of Canada Summarized Financial
Information,
page 8

2. In future quarterly filings, please include a Canadian GAAP to US
GAAP reconciliation for the summarized financial data presented.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Matthew Maulbeck, Staff Accountant, at (202) 551-3466 or the undersigned at (202) 551-3498 if you have questions.



								Sincerely,



      Linda van Doorn
      Senior Assistant Chief Accountant

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Mr. Jean Dagenais
NB Capital Corporation
November 18, 2005
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